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                               September 16, 2020

       David Sobelman
       President and Chairman of the Board
       GENERATION INCOME PROPERTIES, INC.
       401 East Jackson Street
       Suite 3300
       Tampa, FL 33602

                                                        Re: GENERATION INCOME
PROPERTIES, INC.
                                                            Amendment No. 4 to
Form S-11
                                                            Filed August 28,
2020
                                                            File No. 333-235707

       Dear Mr. Sobelman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 5, 2020 letter.

       Amendment No 4. on Form S-11

       Our Distribution Policy, page 43

   1. We note your response to our prior comment 1. Please revise your distribution table to ensure that all
applicable pre-acquisition results for the acquired properties are reflected in your calculation of
cash available for distribution.
 David Sobelman
GENERATION INCOME PROPERTIES, INC.
September 16, 2020
Page 2
Pro Forma Consolidated Financial Statements, page F-41

2. Please explain to us why the historical column in the Pro Forma Consolidated Statement of Operations does not reconcile with the Consolidated Statement of Operations for
      Generation Income Properties, Inc. Revise your Pro Forma Consolidated Statement of
      Operations as necessary.
       You may contact Jeffrey Lewis at 202-551-6216 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                          Sincerely,
FirstName LastNameDavid Sobelman
                                           Division of Corporation Finance
Comapany NameGENERATION INCOME PROPERTIES, INC.
                                           Office of Real Estate & Construction
September 16, 2020 Page 2
cc:       Curt Creely, Esq.
FirstName LastName